UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Skechers U.S.A., Inc.

(Name of Issuer)

Class A Common Stock, par value $0.001 per share

(Title of Class of Securities)

830566 10 5

(CUSIP Number)

Ted Weitzman

Associate General Counsel

Skechers U.S.A., Inc.

228 Manhattan Beach Blvd.

Manhattan Beach, California 90266

(310) 318-3100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 30, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes ).

CUSIP No 830566 10 5	13D	Page 2 of 7 Pages

1	NAME OF REPORTING PERSONS Robert Greenberg
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 13,891,392
	8	SHARED VOTING POWER 4,475,986
	9	SOLE DISPOSITIVE POWER 13,891,392
	10	SHARED DISPOSITIVE POWER 4,475,986

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,367,378
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.8%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No 830566 10 5	13D	Page 3 of 7 Pages

1	NAME OF REPORTING PERSONS Skechers Voting Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 13,684,670
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 13,684,670
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,684,670
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.6%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No 830566 10 5	13D	Page 4 of 7 Pages

This Amendment No. 2 (the “Amendment”) amends the Statement on Schedule 13D that was filed with the Securities and Exchange Commission on June 23, 2016, as amended by Amendment No. 1 filed on June 30, 2016 (the “Schedule 13D”), by Robert Greenberg and the Skechers Voting Trust.

Unless indicated otherwise, all items left blank remain unchanged and any items that are reported are deemed to amend and supplement the existing items in the Schedule 13D. Capitalized terms used in this Amendment and not defined herein have the respective meanings ascribed to such terms in the Schedule 13D.

Item 1. Security and Issuer

Item 2. Identity and Background

Item 3. Source and Amount of Funds or Other Consideration

Pursuant to the terms of the Skechers Voting Trust, Robert Greenberg and Gil Schwartzberg were co-trustees of the trust. Mr. Schwartzberg passed away on October 30, 2022, and as a result, Mr. Greenberg because sole trustee of the Skechers Voting Trust (the “Change in Trustees”). Prior to his death, Mr. Schwartzberg had sole voting power and shared dispositive power with respect to 5,184,670 shares of Class B Common Stock held by the Skechers Voting Trust. Upon the Change in Trustees, Mr. Greenberg gained sole voting and dispositive power over these shares, in addition to the sole voting and dispositive power that he already maintained with respect to the other 8,500,000 shares of Class B Common Stock held by the Skechers Voting Trust.

Item 4. Purpose of Transaction

The Change in Trustees was effected for estate planning purposes pursuant to the terms of the Skechers Voting Trust. No consideration was paid by Robert Greenberg in connection with the Change in Trustees.

Except as set forth in this statement, the Reporting Persons currently do not have any plans or proposals of the type set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D. However, each of the Reporting Persons reserves the right to change its plan at any time, as it deems appropriate, and accordingly either Reporting Person may acquire additional shares of Class B Common Stock in private transactions or additional shares of Class A Common Stock in open market transactions, in each case for investment purposes, and may dispose of shares of Class B Common Stock in private or open market transactions or shares of Class A Common Stock (or Class B Common Stock, after conversion into Class A Common Stock) in private or open market transactions or otherwise. Any decision by a Reporting Person either to purchase additional shares of Class A Common Stock or Class B Common Stock or to dispose of any such shares will take into account various factors, including general economic and stock market considerations.

CUSIP No 830566 10 5	13D	Page 5 of 7 Pages

Item 5. Interest in Securities of the Issuer

(a) The responses of the Reporting Persons to Rows (11) through (13) of the cover pages of the Amendment to this Schedule 13D are incorporated herein by reference. As of November 10, 2022, the Skechers Voting Trust beneficially owned 13,684,670 shares of Class A Common Stock via its holding of the same number of shares of Class B Common Stock. As of November 10, 2022, Robert Greenberg beneficially owned 18,367,378 shares of Class A Common Stock as follows: 13,684,670 shares of Class A Common Stock via his indirect holding of the same number of shares of Class B Common Stock as sole trustee of the Skechers Voting Trust, 4,475,986 shares of Class A Common Stock via his indirect holding of the same number of shares of Class B Common Stock as a co-trustee of the Greenberg Family Trust, and his direct holding of 206,722 shares of Class A Common Stock.

Robert Greenberg beneficially owns 11.8% of the Class A Common Stock, which is based on 134,212,238 shares of Class A Common Stock outstanding as of November 10, 2022 and 18,160,656 shares of Class B Common Stock beneficially owned by Mr. Greenberg that may be converted at any time into shares of Class A Common Stock. Mr. Greenberg beneficially owns 86.9% of the Class B Common Stock, which is based on 20,888,571 shares of Class B Common Stock outstanding as of November 10, 2022. Mr. Greenberg beneficially owns 11.6% of the aggregate amount of Class A Common Stock and Class B Common Stock outstanding as of November 10, 2022. Each share of Class B Common Stock is entitled to 10 votes and each share of Class A Common Stock is entitled to one vote. Based on the aggregate amount of Class A Common Stock and Class B Common Stock outstanding as of November 10, 2022, Mr. Greenberg beneficially owns 52.5% of the combined voting power of the Issuer’s capital stock.

The Skechers Voting Trust beneficially owns 9.3% of the Class A Common Stock, which is based on 134,212,238 shares of Class A Common Stock outstanding as of November 10, 2022 and 13,684,670 shares of Class B Common Stock beneficially owned by the Skechers Voting Trust that may be converted at any time into shares of Class A Common Stock. The Skechers Voting Trust beneficially owns 65.5% of the Class B Common Stock, which is based on 20,888,571 shares of Class B Common Stock outstanding as of November 10, 2022. The Skechers Voting Trust beneficially owns 8.6% of the aggregate amount of Class A Common Stock and Class B Common Stock outstanding as of November 10, 2022. Based on the aggregate amount of Class A Common Stock and Class B Common Stock outstanding as of November 10, 2022, the Skechers Voting Trust beneficially owns 39.5% of the combined voting power of the Issuer’s capital stock. The Reporting Person disclaims beneficial ownership of the 13,684,670 shares of Class B Common Stock except to the extent of its pecuniary interest therein, and this schedule shall not be deemed an admission that the Skechers Voting Trust is the beneficial owner of the securities for purposes of Section 16 of the Securities Exchange Act of 1934, as amended, or for any other purpose.

(b) The responses of the Reporting Person to Rows (7) through (10) of the cover pages of the Amendment to this Schedule 13D and Item 5 (a) hereof are incorporated herein by reference. Robert Greenberg, as sole trustee of the Skechers Voting Trust, has sole voting and dispositive power with respect to the 13,684,670 shares of Class B Common Stock held by the Skechers Voting Trust, and he has shared voting and dispositive power with respect to the 4,475,986 shares of Class B Common Stock held by the Greenberg Family Trust. Mr. Greenberg also has sole voting and dispositive power with respect to the 206,722 shares of Class A Common Stock that he holds directly.

(c) Not applicable.

(d) Robert Greenberg and M. Susan Greenberg, as co-trustees of the Greenberg Family Trust, have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 4,475,986 shares of Class B Common Stock held by the Greenberg Family Trust. The beneficiaries of the Greenberg Family Trust, are entitled to certain distributions of the Greenberg Family Trust’s property, which may include the Class B Common Stock owned by the Greenberg Family Trust or dividends therefrom or the proceeds of the sale thereof.

Robert Greenberg, as sole trustee of the Skechers Voting Trust, has the right to receive or the power to direct the receipt of dividends from the 13,684,670 shares of Class B Common Stock held by the Skechers Voting Trust. The beneficiaries of the Skechers Voting Trust, which includes the Greenberg Family Trust that previously transferred 8,500,000 shares of Class B Common Stock to the Skechers Voting Trust, are entitled to certain distributions of the Skechers Voting Trust’s property, which may include the Class B Common Stock owned by the Skechers Voting Trust or dividends therefrom.

(e) Not applicable.

CUSIP No 830566 10 5	13D	Page 6 of 7 Pages

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Robert Greenberg and Gil Schwartzberg agreed to place certain shares of Class B Common Stock that they beneficially owned into the Skechers Voting Trust, of which they served as co-trustees, pursuant to the agreement that was entered into on March 2, 2016. Mr. Greenberg contributed 8,500,000 shares that were held by the Greenberg Family Trust, of which he and his wife serve as co-trustees, to the Skechers Voting Trust. During the 15-year term of the Skechers Voting Trust (unless terminated sooner by the then serving trustee(s)), Mr. Greenberg has had sole voting power with respect to these shares, and these shares may not be withdrawn from the Skechers Voting Trust in accordance with the terms of the Skechers Voting Trust. Mr. Schwartzberg contributed 5,184,670 shares of Class B Common Stock that he beneficially owned to the Skechers Voting Trust. Mr. Schwartzberg had sole voting power with respect to these shares and shared dispositive power with Mr. Greenberg and the beneficiaries of these shares. Each beneficiary may withdraw the shares held by the Skechers Voting Trust in which he or she has an interest at any time, but only with the consent of the then serving trustee(s).

Upon the death of Mr. Schwartzberg on October 30, 2022, Mr. Greenberg became the sole trustee of the Skechers Voting Trust with sole voting and dispositive power with respect to all of the shares held by the Skechers Voting Trust. As sole trustee to the Skechers Voting Trust, Mr. Greenberg may designate, nominate and appoint a successor, who shall become sole trustee upon his death, resignation or incapacity to serve as sole trustee.

Item 7. Material to be Filed as Exhibits

Exhibit No.	Description

99.1	Agreement pursuant to Rule 13d-1(k)(1)(iii) concerning joint Schedule 13D filing.

CUSIP No 830566 10 5	13D	Page 7 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies as to itself that the information set forth in this statement is true, complete and correct.

Dated: November 10, 2022

/s/ Robert Greenberg
Name: Robert Greenberg

SKECHERS VOTING TRUST

/s/ Robert Greenberg
Name: Robert Greenberg, as Trustee

ATTENTION: Intentional misstatements or omissions of fact constitute

Federal criminal violations ( see 18 U.S.C. 1001).